Exhibit 99.1

Canadians can count on TSN for Toronto Maple Leafs and Toronto Raptors game action through access to content rights for 20 years; BCE sells its minority stake in MLSE

•	BCE sells its stake in Maple Leaf Sports and Entertainment (MLSE) for CA$4.7 billion
•	Long-term content rights agreement ensures TSN’s place as Canada’s Sports Leader
•	TSN to remain home of Toronto Maple Leafs, Toronto Raptors, Toronto Argonauts and Toronto FC games
•	Bell remains official telecom sponsor of the Toronto Raptors, and continues sponsorships of Toronto Argonauts and Toronto FC

MONTRÉAL, September 18, 2024– BCE Inc. today announced that it has reached an agreement to sell its ownership stake in MLSE for CA$4.7 billion to Rogers Communications Inc. (“Rogers”), subject to relevant sports league and other customary approvals. The transaction is expected to close in mid-2025. BCE currently intends to direct proceeds of this sale towards reducing debt levels and to support its ongoing transformation from telco to techco with a focus on core growth drivers.

In addition, Bell Media has secured access to content rights for the Toronto Maple Leafs and Toronto Raptors on TSN for the next 20 years through a long-term agreement with Rogers, also subject to league approvals. This deal cements TSN’s place as Canada’s Sports Leader, delivering Canada’s best and most-watched sports content. TSN will also continue to broadcast Toronto Argonauts and Toronto FC games through independent agreements with the respective leagues.

Bell will remain the official telecom sponsor of the Toronto Raptors and will maintain its sponsorships of the Toronto Argonauts and Toronto FC, demonstrating its commitment to MLSE, its great teams, their fans and the leagues. This includes continued support for joint community initiatives through Bell for Better, like Bell Inbound Assist with the Toronto Raptors.

Quotes

“We are proud of our time as co-owners of these iconic sports teams, and through this agreement have ensured that fans can count on Bell’s continued support of their teams. Today’s announcement demonstrates that we are focused on creating the financial flexibility to support our ongoing transformation and core growth drivers.”

-	Mirko Bibic, President & CEO, BCE Inc. and Bell Canada

“This agreement confirms TSN’s position as Canada’s Sports Leader with long-term access to content rights to some of Canada’s most beloved sports teams. At the heart of this deal are passionate fans, which TSN will continue to serve across all of our platforms with the premium coverage that audiences expect from Canada’s Sports Leader.”

-	Sean Cohan, President, Bell Media

About BCE

BCE is Canada’s largest communications company,1 providing advanced Bell broadband Internet, wireless, TV, media and business communications services. To learn more, please visit Bell.ca or BCE.ca.

Through Bell for Better, we are investing to create a better today and a better tomorrow by supporting the social and economic prosperity of our communities. This includes the Bell Let’s Talk initiative, which promotes Canadian mental health with national awareness and anti-stigma campaigns like Bell Let’s Talk Day and significant Bell funding of community care and access, research and workplace initiatives throughout the country. To learn more, please visit Bell.ca/LetsTalk.

1 Based on total revenue and total combined customer connections.

Media inquiries:

media@bell.ca

Investor inquiries:

Richard Bengian

richard.bengian@bell.ca

Caution Concerning Forward-Looking Statements

Certain statements made in this news release are forward-looking statements, including statements relating to the proposed sale of BCE Inc.’s ownership stake in MLSE, the expected timing and completion thereof, the anticipated benefits of the proposed transaction, the intended use by BCE Inc. of the proceeds from the proposed transaction including the reduction of debt levels and the transformation of BCE Inc. with a focus on core growth drivers, the planned access for Bell Media to content rights for the Toronto Maple Leafs and Toronto Raptors for the next 20 years, certain of our plans and strategies, and other statements that are not historical facts. All such forward-looking statements are made pursuant to the “safe harbour” provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to inherent risks and uncertainties and are based on several assumptions which give rise to the possibility that actual results or events could differ materially from our expectations, including assumptions as to the ability to receive the necessary league and other customary approvals in a timely manner and on satisfactory terms, the ability to satisfy the other conditions to the completion of the proposed transaction; and other expectations and assumptions concerning the proposed transaction, the use of proceeds from the proposed transaction and the performance by the parties of their obligations under the long-term content rights agreement. These statements are not guarantees of future performance or events, and we caution you against relying on any of these forward-looking statements. The forward-looking statements contained in this news release describe our expectations at the date of this news release and, accordingly, are subject to change after such date. Except as may be required by applicable securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. The timing and completion of the proposed transaction and the long-term content rights agreement referred to in the news release are subject to closing conditions, termination rights and other risks and uncertainties including, without limitation, relevant sports league and other customary approvals, which may affect their completion, terms or timing. The proposed transaction could be modified, restructured or terminated, and the intended use of proceeds by BCE Inc. from the transaction may vary based on timing of closing of the transaction and other factors. Accordingly, there can be no assurance that the proposed transaction, the anticipated use of proceeds and other benefits from the proposed transaction will occur, or that they will occur on the terms and conditions, or at the time, contemplated in this news release.